BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

September 30, 2010 and 2009

Balaton Power Inc.
Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
Index

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if any auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Charted Accountants for a review of interim financial statements by an entity's auditor.

Balaton Power Inc.
Consolidated Balance Sheet
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	September 30, 2010 (Unaudited)	December 31, 2009 (Audited)
ASSETS
Current
Cash	$ 209,453	$ 12,998
Accounts receivable	11,919	3,000
Share subscriptions receivable	18,000	-
Total current assets	239,372	15,998
Voisey's Bay property (Note 6)	220,000	-
Advances to related party	-	28,906
Total assets	$ 459,372	$ 44,904
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 360,294	$ 356,562
Accounts payable - related parties (Note 7)	9,512	323,018
Total current liabilities	369,806	679,580
Convertible debentures payable (Note 12)	170,414	-
Total current liabilities	540,220	679,580
SHAREHOLDERS' DEFICIENCY
Common stock, no par value, unlimited shares authorized, 122,741,070 and 95,726,070 shares issued and outstanding, respectively (Note 4)	5,991,915	5,679,967
Additional paid in capital	3,010,573	2,512,314
Equity component of convertible debentures (Note 12)	69,586	-
Deficit	(9,152,922)	(8,826,957)
Total shareholders' deficit	(80,848)	(634,676)
Total liabilities and shareholders' deficit	$ 459,372	$ 44,904

Approved by the Board
Director "Paul Preston"	Director "Michael Rosa"
"Signed"	"Signed

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
For the Nine Months Ended September 30, 2010 and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Income	$ -	$ -	$ -	$ -
Expenses
Professional fees	88,223	24,729	126,727	53,017
Stock based compensation	78,257	34,997	78,257	34,997
Consulting fees	21,000	28,500	51,000	28,500
Administration and general	40,512	40,213	69,981	53,510
	227,992	128,439	325,965	170,024
Net loss and comprehensive loss	(227,992)	(128,439)	(325,965)	(170,024)
Deficit, beginning of period	(8,924,930)	(8,642,589)	(8,826,957)	(8,601,004)
Deficit, end of period	$ (9,152,922)	$ (8,771,028)	$ (9,152,922)	$ (8,771,028)
Net earnings and fully diluted earnings per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Weighted average number of shares - basic and fully diluted	107,022,737	87,817,209	107,022,737	87,817,209

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2010 and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Cash provided by (used in):
Operating activities
Net loss	$ (227,992)	$ (128,439)	$ (325,965)	$ (170,024)
Stock based compensation	78,257	34,997	78,257	34,997
Adjusted net loss	(149,735)	(93,442)	(247,708)	(135,027)
Changes in non-cash working capital components
Accounts payable related parties	(292,990)	-	(284,600)	(1,485)
Loans payable	(15,002)	(1,485)	-	(28,716)
Accounts receivable	(8,919)	-	(8,919)	-
Accounts payable and accrued liabilities	61,150	(64,816)	3,732	(86,507)
	(255,761)	(66,301)	(289,787)	(116,708)
Investment activities
Voisey's Bay investment	(100,000)	-	(100,000)	-
Financing activities
Private placements (net of finders fee)	463,950	129,500	593,950	177,500
Convertible debentures	240,000	-	240,000	-
Warrants exercised	-	35,999	-	98,169
	703,950	165,499	833,950	275,669
Increase in cash
Cash (bank indebtedness), beginning of period	198,454	5,756	196,455	23,934
	10,999	18,103	12,998	(75)
Cash, end of period	$ 209,453	$ 23,859	$ 209,453	$ 23,859

Supplementary information:
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

Balaton Power Inc.
Consolidated Statement of Stockholders' Deficit
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
Unaudited - Prepared by Management)

	Common Shares		Equity Paid in Component of Capital Convertible Debt		Accumulated (Deficit)	Total
	Number	No Par Value
Balance as of December 31, 2006	76,025,117	$ 4,958,884	$ 1,412,357	$ -	$ (7,196,173)	$ (824,932)
Share units issued in a private placement for cash net of fees	4,205,000	306,337	468,563	-	-	774,900
Shares issued in previous commitment	333,000	16,149	-	-	-	16,149
Share units issued in settlement of debt	2,890,620	256,034	322,090	-	-	578,124
Stock based compensation	-	-	48,700	-	-	48,700
Net loss for the year ended December 31, 2007	-	-	-	-	(1,147,882)	(1,147,882)
Balance as of December 31, 2007	83,453,737	5,537,404	2,251,710	-	(8,344,055)	(554,941)
Net loss for the year ended December 31, 2008	-	-	-	-	(256,948)	(256,948)
Balance as of December 31, 2008	83,453,737	5,537,404	2,251,710	-	(8,601,003)	(811,889)
Share units issued in a private placement	7,000,000	36,288	173,712	-	-	210,000
Shares issued in settlement of debt	2,000,000	8,105	51,895	-	-	60,000
Share issued in exercise of warrants	3,272,333	98,170	-	-	-	98,170
Stock based compensation	-	-	34,997	-	-	34,997
Net loss for the year ended December 31, 2009	-	-	-	-	(225,954)	(225,954)
Balance as of December 31, 2009	95,726,070	5,679,967	2,512,314	-	(8,826,957)	(634,676)
Share units issued in a private placement for cash (net of finders' fee)	20,465,000	86,482	420,468	-	-	506,950
Shares issued per JAL agreement	3,000,000	120,000	-	-	-	120,000
Shares issued in exercise of warrants	3,500,000	105,000	-	-	-	105,000
Convertible Debentures issuance	-	-	-	69,586	-	69,586
Stock based compensation	50,000	466	77,791	-	-	78,257
Net loss for the period ended September 30, 2010	-	-	-	-	(367,965)	(367,965)
Balance as of September 30, 2010	122,741,070	$ 5,991,915	$ 3,010,573	$ 69,586	$ (9,194,922)	$ (122,848)

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

1.      Incorporation and nature of operations

Balaton Power, Inc. ("Balaton" or the "Company") was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. ("CRL") became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Company's principal business is focused on the exploration of a bauxite deposit in the State of Orissa in India and the exploration of its Voisey Bay property in northern Labrador, Canada. The Company is currently seeking approval from the State of Orrisa Government for a joint venture agreement relating to the bauxite deposit.

2.      Basis of presentation and going concern uncertainty

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the "Company"). All inter-company balances and transactions have been eliminated in consolidation.

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants. There were no accounting differences for the 9 months ended September 30, 2010 and 2009.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.     Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral property

The Company expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. The Company performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Company to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation

The Company adopted SFAS No. 123(revised) (ASC 718 and ASC 505), "Share-Based Payment", to account for its stock options and similar equity instruments issued. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS No. 123(revised) (ASC 718 and ASC 505) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.     Significant accounting policies (cont'd)

Reclassification

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform with 2010 presentation.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. Diluted loss per share has not been provided as it would be anti-dilutive.

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with SFAS No. 52, "Foreign Currency Translation" (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

SFAS No. 157 (ASC 820) "Fair Value Measurements" requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 (ASC 820) establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 (ASC 820) prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricings.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.     Significant accounting policies (cont'd)

Fair value of financial instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to SFAS No. 157 (ASC 820), the fair value of our cash and cash equivalents is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Currency risk

The Company's property interests in India make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company's cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and advances payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company is directly related to the market price of aluminium. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.    Significant accounting policies (cont'd)

Concentration of credit risk

The Company places its cash and cash equivalent with high credit quality financial institution.

Income taxes

The Company has adopted statement of Financial Accounting Standards 109 (SFAS 109 (ASC 740), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year which the differences are expected to reverse.

4.     Common stock

On July 27, 2010, the Company entered into an agreement (the "Purchase of Options Right Agreement") with JAL Exploration Inc. (JAL) pursuant to which the Company has purchased the right ( the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as Voisey's Bay West Property (the "Property"). Under the terms of the "Right", the Company issued 3,000,000 common shares to JAL on July 27, 2010. The shares were measured at their fair value at the grant date ($0.04/sh).

During 2010, the Company completed a private placement whereby 9,000,000 units were issued at US $0.02 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until July 27, 2011 and each B Warrant is exercisable to purchase on additional common share of the Company at an exercise price of US $0.03 until July 27, 2012. The fair value of the 9,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

During 2010, the Company completed a private placement whereby 11,465,000 units were issued at US $0.03 per unit for gross cash proceeds of $343,950. Each unit consists of one common share of the Company and one share purchase warrant (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.04 until September 29, 2011. Finders' fees of US $16,000 in cash and 647,500 finder's share purchase warrants were issued pursuant to the first tranche private placement. The finder's share purchase warrants are subject to the same terms as the Unit Warrants. In addition, compensation was issued in the form of 50,000 Units, subject to the same terms as the first tranche private placement units. The securities contain a holding period expiring January 30, 2011.

During 2010, the Company granted to its directors an aggregate of 1,100,000 options at an exercise price of US $0.05. The options expire on August 6, 2015.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

4.     Common stock (cont'd)

During 2010, the Company issued a total of 3,500,000 shares at $0.03 per warrant exercised for cash proceeds of $105,000.

During 2009, the Company completed a private placement whereby 6,000,000 units were issued at US $0.03 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until August 20, 2011. The fair value of the 6,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

During 2009, the Company completed a private placement whereby 1,000,000 units were issued at US $0.03 per units for gross cash proceeds of $30,000. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until October 16, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until October 16, 2011. The fair value of the 1,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to the contributed surplus.

During 2009, the Company issued units to a creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 28, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 28, 2011.

During 2009, the Company issued units to another creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant), respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 23, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 23, 2011.

The fair value of the 2,000,000 A and B warrants related to the above two debt settlement issues has been estimated using the Black-Scholes Option Pricing Model.

During 2009, the Company granted to its directors an aggregate of 500,000 options at an exercise price of US $0.065. The options expire on August 20, 2014.

In March 2009, the Company granted an extension to May 21, 2009 and reduction of exercise price to $0.03 per share on 7,426,120 unit Warrants that were to expire on March 21, 2009.

During 2009, the Company issued a total of 3,272,333 shares for cash proceeds of $98,170 upon exercise by warrant holders.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

4.     Common stock (cont'd)
Class of Warrants/Options	Number of Warrants /Options Issued	Risk free interest rate	Dividend Yield	Volatility	Strike Price	Expected Life (in years)	Fair Value credited to Contributed Surplus
Options
Option	1,100,000	1.42%	0	258.36%	0.05	5	$ 76,757
Warrants
A	9,000,000	1.42%	0	266.68%	0.03	1	65,941
B	9,000,000	1.42%	0	266.68%	0.03	2	74,201
A	11,465,000	1.42%	0	232.89%	0.04	1	237,177
A	647,500	1.42%	0	232.89%	0.04	1	43,149
A	50,000	1.42%	0	232.89%	0.04	1	1,034
	30,162,500						$ 498,259

Warrants Balance, December 31, 2007 and 2008	7,426,120
Issued in 2009	18,000,000
Expired	(4,153,787)
Exercised	(3,272,333)
Balance, December 31, 2009	18,000,000
Issued in 2010	30,162,500
Expired	(4,500,000)
Exercised	(3,500,000)
Balance, September 30, 2010	40,162,500

At September 30, 2010, the following warrants were outstanding:

Number 9,000,000 9,000,000 2,000,000 6,000,000 1,000,000 1,000,000 11,515,000 647,500	Price 0.03 0.03 0.03 0.03 0.03 0.03 0.04 0.04	Expiration July 27, 2011 July 27, 2012 July 23, 2011 August 20, 2011 October 16, 2010 October 16, 2011 September 29, 2011 September 29, 2011

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
Unaudited - Prepared by Management)

5.     Stock-based compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

A summary of the status of the Company's employee stock option plan as of September 30, 2010 and 2009 and changes during the periods then ended are as follows:
	2010 Weighted Average		2009 Weighted Average
	Number of options	Exercise Price	Number of options	Exercise Price
Outstanding, beginning of period	700,000	$ 0.12	1,500,000	$ 0.37
Expired	(200,000)	0.25	(1,100,000)	0.37
Granted	1,100,000	0.05	500,000	0.065
Outstanding, end of period	1,600,000	0.06	900,000	$ .20
Options exercisable, end of period	1,600,000	$ 0.06	900,000	$ 0.20

At September 30, 2010, the following employee stock options were outstanding:

Amount	Price	Expiry
500,000	$ 0.065	August 20, 2014
1,100,000	$ 0.05	August 6, 2015
1,600,000

6. Voisey's Bay property

The Company has entered into an agreement dated July 27, 2010 (the "Purchase of Options Right Agreement") with JAL Exploration Inc. ("JAL") pursuant to which the Company has purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as the Voisey's Bay West Property(the "Property").

The Right

The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company is to pay the purchase price for the Right by:

1.     Paying US$30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010 (which payment has been made);

2.     Issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010 (which shares have been issued;

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

6.     Voisey's bay property (cont'd)

The Right (cont'd)

3.      Paying US$30,000 by August 15, 2010 (which payment has been made);

4.      Paying US$40,000 by August 31, 2010 (which payment has been made);

5.      Spending no less than US$150,000 in exploration expenditures on the Property by December 31, 2010;

6.      causing to be prepared a National Instrument 43-101 compliant technical report for the Property by January 31, 2011; and

7.      Reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than February 28, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of US$25,000.

The Options

If the Company elects to exercise the Right and thereby enter into the Option Agreement, pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% interest in the Property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company will acquire a 55% interest in the Property by, among other things:

1.     Upon entering into the Option Agreement, but by no later than February 28, 2011, issuing 3,000,000 Shares;

2.      Paying a total of US$200,000 by December 31, 2013;

3.      Issuing an additional 9,000,000 Shares by December 31, 2013;

4.     Spending no less than US$4,000,000 in exploration expenditures on the Property by December 31, 2013;

5.     Upon notice of exercise of the First Option, but no later than March 31, 2014, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

6.      Causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and

7.      Causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by September 30, 2011.

In phase two (the "Second Option"), the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:

1.      Paying a total of US$400,000 by July 31, 2016;

2.      Issuing an additional 10,000,000 Shares by July 31, 2015;

3.      upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

4.      Causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and

5.      Arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

6.     Voisey's bay property (cont'd)

The Options (cont'd)

Acquisition costs Cash 3,000,000 common shares (valued at 0.04/sh)	$ 100,000 120,000 $ 220,000

7.     Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following at September 30, 2010 and December 31, 2009:

	2010	2009
Payable to related party consultant	$ 1,751	$ 28,751
Payable to an affiliate owned by a shareholder	7,761	294,267
	$ 9,512	$ 323,018

As of September 30, 2010 and 2009, the Company had a receivable due from an affiliate in the amount of Nil (2009 - $28,906).

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Consulting fees paid to these individuals aggregated $51,000 (2009 - $Nil) for the period ended September 30, 2010.

8.     Accounts payable and accrued liabilities

	2010	2009
Accounts payable - trade	$ 287,159	$ 283,427
Lawsuit settlement liability	73,135	73,135
	$ 360,294	$ 356,562

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

9.      Contingent liabilities

On February 21, 2001, Ronald Brown, a former President of the Company, filed a lawsuit for wrongful termination against the Company. On September 1, 2005, the Company entered into a settlement agreement with Mr. Brown. The agreement entitled Mr. Brown to $100,000 (which has been paid) and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of any raw materials from mineral properties currently being negotiated, located in India. The maximum payout that Mr. Brown can receive is $5,000,000.

During 2009, Continental Resources LTD. ("CRL"), the Company's wholly-owned subsidiary, and VISA International LTD ("VISA") entered into a settlement and mutual release agreement (the "Settlement Agreement") dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the "Consortium Agreement"), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the "Initial Payment") due on September 23, 2009 (already paid during fiscal year) and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement.

Among other things, under the Consortium Agreement CRL and VISA have agreed to incorporate a SPV in the name of VISA Aluminium Limited, whereby CRL will retain 26% of the issued and paid up equity share capital with the remaining balance of 74% of the equity share capital held by VISA. Based on the terms of the Consortium Agreement VISA has agreed to pay 74% of the pre project expenditures incurred by CRL amounting to $1,000,000 US, therefore $740,000 US of the cost will have to be borne by VISA upon (1) the signing of the Joint Venture agreement with the Orissa Mining Corporation and (2) on receipt of approval from the Government of Orissa and the Government of India to the proposed SPV.

10.     Recent accounting pronouncements

The FASB established the FASB Accounting Standards Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The codification has changed the manner in which U.S. GAAP guidance is referenced, but did not have an impact on our consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued an accounting pronouncement that provides additional guidance on disclosure requirements pertaining to subsequent events. This pronouncement amends the subsequent events topic by no longer requiring an SEC filer to disclose the date through which subsequent events have been evaluated. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

10.     Recent accounting pronouncements (cont'd)

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820) -- Improving Disclosures about Fair Value Measurements." This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification ("ASC") 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.

Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In October 2009, the FASB issued an accounting pronouncement which amends revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence ("VSOE"), vendor objective evidence ("VOE") or third-party evidence ("TPE") is unavailable. Full retrospective application of the new guidance is optional. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) -- Measuring Liabilities at Fair Value," related to fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using one or more valuation techniques. This guidance is effective for the first reporting period beginning after issuance.

In June 2009, the FASB issued guidance under ASC 105, "Generally Accepted Accounting Principles." This guidance established a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification. The Codification is the sole source for authoritative U.S. GAAP and supersedes all accounting standards in U.S. GAAP, except for those issued by the SEC. The guidance was effective for financial statements issued for reporting periods ending after September 15, 2009. The adoption had no impact on the Company's financial position, cash flows or results of operations.

In May 2009, the FASB issued guidance under ASC 855 "Subsequent Events," which sets forth: (1) the period after the balance sheet date during which management of reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance was effective on a prospective basis for interim or annual financial periods ending after June 15, 2009.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

10.     Recent accounting pronouncements (cont'd)

In April 2009, the FASB updated its guidance under ASC 820, "Fair Value Measurements and Disclosures," related to estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. The guidance was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have any impact on the Company's results of operations.

Also in April 2009, the FASB updated its guidance under ASC 825, "Financial Instruments," which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. The guidance was effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

The FASB updated its guidance under ASC 805, "Business Combinations," in April 2009, which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance was effective for business combinations occurring on or after the beginning of the first annual period on or after December 15, 2008.

In June 2008, the FASB updated its guidance under ASC 260, "Earnings Per Share." This guidance clarified that all unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities and provides guidance on how to allocate earnings to participating securities and compute basic earnings per share using the two-class method. This guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this guidance on January 1, 2009. The adoption did not have a material impact on the Company's earnings per share calculations.

In March 2008, the FASB issued guidance under ASC 815, "Derivatives and Hedging," which changes the disclosure requirements for derivative instruments and hedging activities. Entities will be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related items affect an entity's financial position, operations and cash flows. This guidance was effective as of the beginning of an entity's fiscal year that begins after November 15, 2008. The Company adopted this guidance on January 1, 2009.

11.     Income taxes

The Company has adopted statement of Financial Accounting Standards 109 (SFAS 109 (ASC 740), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year which the differences are expected to reverse.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

11.     Income taxes (cont'd)

The Company is subject to United States and Canadian federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at Canadian and United States statutory rates compared to the Company's income tax expense as reported is as follows:

	September 30, 2010	September 30, 2009
Loss before income taxes	$ (325,965)	$ (170,024)
Income tax rate	34%	34%
Income tax recovery	(111,000)	(57,808)
Permanent differences	27,000	-
Valuation allowance change	84,000	57,808
Deferred income tax (recovery)	$ -	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	June 30, 2010	December 31, 2009
Total deferred tax assets	$ 2,438,600	$ 2,295,500
Valuation allowance	(2,438,600)	(2,295,500)
Net deferred tax assets	$ -	$ -
Deferred income tax (liability)	$ -	$ -

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstance change and this causes a change in management's judgment about the realizeability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $7,000,000 and will begin to expire in 2012.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

Management has adopted FIN 48 effective January 1, 2007. Management has determined that there is no material effect on the financial statements as at September 30, 2010.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2010 and and 2009
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

12.     Convertible debenture

The carrying value of the convertible debentures payable is as follows:

Balance, September 30, 2010	$ 170,414
Interest Accrued	-
Interest Accreted	-
Balance, September 30, 2010	$ 170,414

The Company issued convertible debentures having a total face value of US $240,000 and maturing September 29, 2012. The debentures bear simple interest of 10%, payable upon the earlier of maturity or conversion, and are convertible into units of the Company at a deemed price of $0.03 per unit, upon prior notice to the Company. The debt component of the convertible debenture is represented by management's estimate of fair value based on a coupon rate of 10%, an interest rate of comparable debt of 30% and a face value of US $240,000. The equity component, which is represented by management's estimate of fair value attributed to the conversion feature, has a carrying value of US $69,586, being the difference between the fair value of the debt and the proceeds raised upon issuance. The fair value of the equity component has been recorded as a separate component of shareholders' equity.

13.     Resource pools

The Company has tax pools associated with mineral and exploration properties of approximately $220,000 (2009 - Nil) available to offset future taxable income. The tax benefits pertaining to these amounts are available for carry forward indefinitely.

The issue of flow-through common shares requires the renunciation of resource expenditures in the same tax year and in an amount of equal value to the shares issued. In accordance with income tax legislation, the Company must incur these resource expenditures on a date forward basis in the year of renunciation or in the subsequent year. A tax is calculated monthly on an unspent balance in the subsequent year.

Under the terms of the flow-through share issuances completed during 2010, the Company is obligated to renounce Canadian Exploration Expenditures to subscribers in the amount of $93,000 and to incur these costs prior to December 31, 2011.

14.     Supplemental disclosure with respect to cash flows

During the period ending September 30, 2010 the Company issued 647,500 finder's share purchase warrants with a fair value of $43,149 and 50,000 Units with a fair value of $1,500 as compensation pursuant to the first tranche private placement dated September 29, 2010. In addition, the Company issued 3,000,000 common shares with a fair value of $120,000 as mineral property acquisition costs.